UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Theravance, Inc.

(Name of Subject Company (Issuer))

GlaxoSmithKline plc (Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

88338T 10 4

(CUSIP Number of Class of Securities)

Donald F. Parman, Esq.

GlaxoSmithKline

One Franklin Plaza (FP 2355)

200 N. 16th Street

Philadelphia, Pennsylvania 19102

(215) 741-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Paul J. Shim, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Calculation of Filing Fee:

Transaction valuation(1)	Amount of filing fee(2)
$525,000,000	$16,117.50

(1)             The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The calculation assumes the purchase of 50% of all outstanding shares of Theravance, Inc. common stock, par value $0.01 (the “Common Shares”) at a purchase price of $19.375 per Share, in cash, for up to a maximum of $525,000,000 in the aggregate.

(2)             The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 issued by the Securities and Exchange Commission on February 16, 2007. Such fee is equal to 0.00307 percent of the value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid:	$16,117.50
Form or Registration No.:	Schedule TO
Filing Party:	Theravance, Inc.
Date Filed:	August 1, 2007

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing relates to certain provisions set forth in the Restated Certificate of Incorporation, as amended (the “Restated Certificate”) of Theravance, Inc. (“Theravance”) under which the holders of common stock (together with the associated preferred stock purchase rights, the “Common Shares”) of Theravance have the right to require Theravance to purchase up to fifty (50%) of the Common Shares (the “Put Right”) during a certain period specified in the Restated Certificate.

The information set forth in the Notice of Put Right attached hereto as Exhibit (a)(1)(i), including all schedules and appendixes thereto, is hereby expressly incorporated by reference in answer to Items 1 through 11 of this Schedule TO.

Item 12. Exhibits

      (a)(1)(i) Notice of Put Right dated August 1, 2007.

      (a)(1)(ii) Letter of Transmittal.

      (a)(1)(iii) Notice of Guaranteed Delivery.

      (a)(1)(iv) Substitute W-9 Guidelines.

      (a)(1)(v) Summary Advertisement to be published on August 1, 2007.

      (a)(2) None.

      (a)(3) None.

      (a)(4) None.

      (a)(5) None.

      (b) None.

      (c) None.

      (d)(i) Amended and Restated Governance Agreement, dated as of June 4, 2004 by and among SmithKline Beecham Corporation, Theravance, GlaxoSmithKline plc and Glaxo Group Limited.

      (d)(ii) Amendment to the Amended and Restated Governance Agreement, dated as of May 11, 2007 by and among SmithKline Beecham Corporation, Theravance, GlaxoSmithKline plc and Glaxo Group Limited

      (d)(iii) Restated Certificate of Incorporation of Theravance, Inc.

      (d)(iv) Certificate of Amendment of the Restated Certificate of Incorporation of Theravance, Inc.

      (d)(v) Amended and Restated Investors’ Rights Agreement by and among the registrant and the parties listed therein, dated as of May 11, 2004

      (d)(vi) Class A Common Stock Purchase Agreement between Theravance and SmithKline Beecham Corporation dated March 30, 2004

      (d)(vii) Class A Common Stock Purchase Agreement between Theravance and SmithKline Beecham Corporation dated October 4, 2004

      (d)(viii) Form of Lock-up Agreement among Theravance, SmithKline Beecham Corporation and each of P. Roy Vagelos, Rick E Winningham and Patrick P.A. Humphrey, respectively, dated May 11, 2004

      (d)(ix) Grant of proxy to Rick E Winningham and Michael W. Aguiar by SmithKline Beecham Corporation in connection with Theravance’s 2005 Annual Meeting of Stockholders

      (d)(x) Grant of proxy to Rick E Winningham and Michael W. Aguiar by Glaxo Group Limited in connection with Theravance’s 2005 Annual Meeting of Stockholders

      (d)(xi) Grant of proxy to Rick E Winningham and Michael W. Aguiar by SmithKline Beecham Corporation in connection with Theravance’s 2006 Annual Meeting of Stockholders

      (d)(xii) Grant of proxy to Rick E Winningham and Michael W. Aguiar by Glaxo Group Limited Corporation in connection with Theravance’s 2006 Annual Meeting of Stockholders

      (d)(xiii) Grant of proxy to Rick E Winningham and Michael W. Aguiar by SmithKline Beecham Corporation in connection with Theravance’s 2007 Annual Meeting of Stockholders

      (d)(xiv) Grant of proxy to Rick E Winningham and Michael W. Aguiar by Glaxo Group Limited Corporation in connection with Theravance’s 2007 Annual Meeting of Stockholders

      (g) None.

      (h) None.

Item 13. Information Required by Schedule 13E-3

      None.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLAXOSMITHKLINE PLC

	By:	/s/ Donald F. Parman
Name: Donald F. Parman
Title: Authorized Signatory

Dated: August 1, 2007

Index to Exhibits

      (a)(1)(i) Notice of Put Right dated August 1, 2007.

      (a)(1)(ii) Letter of Transmittal.

      (a)(1)(iii) Notice of Guaranteed Delivery.

      (a)(1)(iv) Substitute W-9 Guidelines.

      (a)(1)(v) Summary Advertisement to be published on August 1, 2007

      (d)(i) Amended and Restated Governance Agreement, dated as of June 4, 2004 by and among SmithKline Beecham Corporation, Theravance, GlaxoSmithKline plc and Glaxo Group Limited (1)

      (d)(ii) Amendment to the Amended and Restated Governance Agreement, dated as of May 11, 2007 by and among SmithKline Beecham Corporation, Theravance, GlaxoSmithKline plc and Glaxo Group Limited

      (d)(iii) Restated Certificate of Incorporation of Theravance, Inc. (2)

      (d)(iv) Certificate of Amendment of the Restated Certificate of Incorporation of Theravance, Inc. (3)

      (d)(v) Amended and Restated Investors’ Rights Agreement by and among the registrant and the parties listed therein, dated as of May 11, 2004 (4)

      (d)(vi) Class A Common Stock Purchase Agreement between the Theravance and SmithKline Beecham Corporation dated March 30, 2004 (5)

      (d)(vii) Class A Common Stock Purchase Agreement between the Theravance and SmithKline Beecham Corporation dated October 4, 2004 (6)

      (d)(viii) Form of Lock-up Agreement among Theravance, SmithKline Beecham Corporation and each of P. Roy Vagelos, Rick E Winningham and Patrick P.A. Humphrey, respectively, dated May 11, 2004

      (d)(ix) Grant of proxy to Rick E Winningham and Michael W. Aguiar by SmithKline Beecham Corporation in connection with Theravance’s 2005 Annual Meeting of Stockholders

      (d)(x) Grant of proxy to Rick E Winningham and Michael W. Aguiar by Glaxo Group Limited in connection with Theravance’s 2005 Annual Meeting of Stockholders

      (d)(xi) Grant of proxy to Rick E Winningham and Michael W. Aguiar by SmithKline Beecham Corporation in connection with Theravance’s 2006 Annual Meeting of Stockholders

      (d)(xii) Grant of proxy to Rick E Winningham and Michael W. Aguiar by Glaxo Group Limited Corporation in connection with Theravance’s 2006 Annual Meeting of Stockholders

      (d)(xiii) Grant of proxy to Rick E Winningham and Michael W. Aguiar by SmithKline Beecham Corporation in connection with Theravance’s 2007 Annual Meeting of Stockholders

      (d)(xiv) Grant of proxy to Rick E Winningham and Michael W. Aguiar by Glaxo Group Limited Corporation in connection with Theravance’s 2007 Annual Meeting of Stockholders

(1)          Incorporated by reference to exhibit 10.14 to Theravance’s Registration Statement on Form S-1 (No. 333-116384).

(2)          Incorporated by reference to exhibit 3.3 to Theravance’s Registration Statement on Form S-1 (No. 333-116384).

(3)          Incorporated herein by reference to exhibit 3.4 to Theravance’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

(4)          Incorporated by reference to exhibit 10.13 to Theravance’s Registration Statement on Form S-1 (No. 333-116384).

(5)          Incorporated by reference to exhibit 10.12 to Theravance’s Registration Statement on Form S-1 (No. 333-116384).

(6)          Incorporated by reference to exhibit 10.28 to Theravance’s Registration Statement on Form S-1 (No. 333-116384).